

Resources

Shareholder Letters



Letter to OPRT Stockholders
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases



Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size
MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox
MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change
MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation
DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures
MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors
MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SHARE FEEDBACK & STAY UPDATED

Share your views and sign up to receive important updates:

For Investors

Saratoga Proxy Consulting LLC
John Ferguson
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Greg Marose / Bela Kirpalani
gmarose@longacresquare.com
bkirpalani@longacresquare.com

Stay Updated

Enter your name and email address below to receive important updates

Full Name

Enter Your Email

Submit Your Views or Concerns on The Opportunity At Oportun

SUBMIT

THE OPPORTUNITY AT OPORTUN

HOME   CASE FOR CHANGE   OUR NOMINEE   RESOURCES   CONTACT

DISCLAIMER   TERMS & CONDITIONS   PRIVACY POLICY


Edit site

Disclaimer

Disclaimer

The views expressed on this website represent the opinions of Findell Capital Partners, LP and the other participants in its anticipated solicitation (collectively, the "Participants"), which beneficially own shares of Oportun Financial Corporation (the"Company") and are based on publicly available information with respect to the Company. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Participants' conclusions. The Participants reserve the right to change any of the opinions expressed herein at any time as they deem appropriate and disclaim any obligation to notify the market or any other party of any such changes. The Participants disclaim any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Participants herein are based on assumptions that the Participants believe to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. Stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Participants currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Participants from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company.

This website may contain links to articles and/or videos (collectively, "Media"). The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of the Participants.

This website may not be deemed to constitute solicitation material and is intended solely to inform stockholders so that they may make an informed decision regarding the proxy solicitation, as explained in greater detail below.

Cautionary Statement Regarding Forward-LookingStatements

The materials on this website may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential,""opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Participants. Although the Participants believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as are presentation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Participants will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

CERTAIN INFORMATION CONCERNING THEPARTICIPANTS

Findell Capital Management LLC ("Findell"), together withthe other participants named herein, has filed a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Findell's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of Oportun Financial Corporation, a Delaware corporation (the "Company").

FINDELL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE ATHTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Findell, Findell Capital Partners, LP ("Findell Partners"), Finn Management GP LLC ("Findell Management"), Brian Finn and Warren Wilcox.

As of the date hereof, Findell Partners directly beneficially owns 2,131,000 shares of common stock, $0.0001 par value per share (the"Common Stock"), of the Company, 1,000 shares of which are held in record name. As the investment manager of Findell Partners and certain separately managed accounts (the "Findell SMAs"), Findell may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As the general partner of Findell Partners, Findell GP may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners. As the member and sole director of Findell and the managing member of Findell GP, Mr. Finn may bedeemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As of the date hereof, Mr. Wilcox does not own any shares of Common Stock.

SHARE FEEDBACK & STAY UPDATED

Share your views and sign up to receive important updates:



For Investors

Saratoga Proxy Consulting LLC
John Ferguson
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Greg Marose / Bela Kirpalani
gmarose@longacresquare.com
bkirpalani@longacresquare.com

Stay Updated

Enter your name and email address below to receive important updates

Full Name

Enter Your Email

Submit Your Views or Concerns on The Opportunity At Oportun

SUBMIT

THE OPPORTUNITY
AT OPORTUN

HOME   CASE FOR CHANGE   OUR NOMINEE   RESOURCES   CONTACT

DISCLAIMER   TERMS & CONDITIONS   PRIVACY POLICY

Edit site